Exhibit 21.1

SUBSIDIARIES OF MGT CAPITAL INVESTMENTS, INC.

Name of subsidiary	Jurisdiction of organization

MGT Gaming, Inc.	Delaware, USA

Medicsight, Inc.	Delaware, USA

MGT Studios, Inc. (f/k/a MGT Capital Solutions, Inc.) and subsidiary:	Delaware, USA
– M2P Americas, Inc.	Delaware, USA

MGT Interactive, LLC	Delaware, USA

MGT Sports, Inc.	Delaware, USA